Frederic Dorwart, Lawyers
Old City Hall
124 E. Fourth Street
Tulsa, Oklahoma 74103

WRITER’S DIRECT DIAL NUMBER (918) 583-9928

December 29, 2010

VIA EDGAR

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Cavanal Hill Funds (Registration Nos. 033-35190 and 811-6114)

Ladies and Gentlemen:

On behalf of Cavanal Hill Funds, accompanying this letter is a correspondence memo addressing SEC Reviewer comments regarding the Post-effective Amendment dated December 31, 2010 to the Cavanal Hill Funds’ Registration Statement.

Please call me at (918) 583-9928 if you have any questions regarding this filing.

Sincerely,

/s/ Amy E. Newsome
Amy E. Newsome

     Memorandum

DATE:	December 29, 2010

SUBJECT:	Responses to Comments from SEC regarding the Cavanal Hill Registration Statement

FROM:	Amy E. Newsome, Fund Counsel

TO:	Patricia Williams, Securities Exchange Commission (“SEC”)

CC:	Steve Walton, Amber Merchant

The following comments were provided by Patricia Williams (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to the Cavanal Hill Funds, on December 20, 2010. Please see Fund responses to the comments and let us know if you have any further questions.

Comment #1:  The SEC Reviewer indicated that the Fund Name & Date should appear on the same page and the 481(b)(i) Statement should be added to the cover.

Fund Response:  The changes have been made.

Comment #2:  The SEC Reviewer instructed the removal of the following items from each summary section of the statutory prospectus:
•  Share Class and Ticker
•  The word “Prospectus” following “Summary”
•  The date
•  The paragraph regarding the availability of additional documents and information.

Fund Response:  The changes have been made.

Comment #3:  The SEC Reviewer directed removal of the language in each Fund’s Investment Objective that begins with the word “by”. That is, any details regarding how the Fund expects to achieve the stated objective.

Fund Response:  The changes have been made.

Comment #4:  The SEC Reviewer provided the following comments with respect to the Fees and Expenses for each Fund:
•  Change “Investment Advisory” to “Management”
•  Change “Net Total Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses” [if applicable, also include: “and/or reimbursement”].

Fund Response:  The changes have been made.

Comment #5:  The SEC Reviewer indicated the “U.S. Government Securities” paragraph should not be included in the Fund’s Principal Investment Strategy sections. Consideration should be given to possible inclusion in the description of risks.

Fund Response:  The change has been made. Note that we addressed these comments by removing the paragraph from the strategy sections but rather than including the description as a risk, it was determined that appropriate disclosure was provided in the section that describes various investment instruments.

Comment #6:  The SEC Reviewer commented that the inclusion of the provision that reads, “The Fund’s average portfolio maturity will fluctuate depending on the outlook for interest rate changes. The ability to change the average portfolio maturity allows the Fund to meet its investment objective.” and the provision that reads, “Under normal circumstances, the Fund invests at least 80% of its assets in securities with an average maturity of less than three years and maintains a dollar-weighted average maturity of its portfolio of three years or less. These policies will not be changed without at least 60 days prior notice to shareholders. In addition, the Fund normally invests at least 65% of its assets in interest-bearing bonds.” created the potential for confusion.

Fund Response:  The change has been made. The provision that reads, “The Fund’s average portfolio maturity will fluctuate depending on the outlook for interest rate changes. The ability to change the average portfolio maturity allows the Fund to meet its investment objective.” has been removed.

Comment #7:  The SEC Reviewer indicated that all statements regarding temporary defensive positions in the summary sections ought to be deleted. The appropriate location for the disclosure is Item 9, “Additional Information about the Funds”.

Fund Response:  The changes have been made.

Comment #8:  The SEC Reviewer commented that certain footnotes to the Average Annual Total Return Tables should be made body text. Also, footnotes that describe the index funds included in the tables should be deleted. For the Balanced Fund, a footnote should be added to explain the inclusion of more than one index.

Fund Response:  The changes have been made.

Comment #9:  The SEC Reviewer commented that the Investment Adviser/Portfolio Managers section should be split into two sections with separate headings. Also, only the name, title and years served should be included for each PM.

Fund Response:  The changes have been made.

Comment #10:  The SEC Reviewer instructed the addition of the following sentence to the “Tax Information” paragraph for each fund: “Retirement accounts may be taxed at a later date.”

Fund Response:  The changes have been made.

Comment #11:  The SEC Reviewer commented that for all funds that may invest in derivatives, consider the need for additional risk disclosure based on guidance in recent SEC letter to the ICI regarding derivatives.

Fund Response:  The change has been made. Consideration was given to the anticipated level of investment in derivatives and the need for additional disclosure. A risk factor has been added for funds that may invest in derivatives, however, none of the funds are currently active in the derivative market so additional disclosure regarding specific products was not added.

Comment #12:  The SEC Reviewer noted a typographical error in the Intermediate Tax-Free Bond Fund Summary. Under Principal Investment Strategy, the 3rd paragraph, add “tax-free” before “bonds” in the first sentence.

Fund Response:  The change has been made.

Comment #13:  The SEC Reviewer commented that the Emerging Market Risk should be added to the Balanced Fund’s Principal Investment Risks section.

Fund Response:  The change has been made.

Comment #14:  The SEC Reviewer commented that the language “and foreign branches of U.S. Banks” in the last paragraph of “Principal Investment Strategy” for the Cash Management Fund should be deleted.

Fund Response:  The change has been made.

Comment #15:  The SEC Reviewer commented on the Investment Practices and Risk Section, noting that rather than the table that lists instruments and risks, item 9(b) and (c) should be presented for each fund individually.

Fund Response:  The changes have been made.

Comment #16:  The SEC Reviewer commented that all statements in the SAI regarding concentration and the Concentration Policy section should be reviewed for consistency and possible revision.

Fund Response:  The review was undertaken and revisions were made.

Comment #17:  The SEC Reviewer requested inclusion of qualifications for each Trustee.

Fund Response:  The changes have been made.